

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2021

Wang Min
Chief Executive Officer, President, Secretary, Treasurer, and Director
YCQH Agricultural Technology Co. Ltd
No. 1408, North District, Libao Building, Kehua North Road No. 62
Wuhou District, Chengdu, Sichuan Province, China 610042

> **Re: YCQH Agricultural Technology Co. Ltd**
> **Registration Statement on Form S-1**
> **Filed January 28, 2021**
> **File No. 333-252500**

Dear Ms. Min:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed January 28, 2021

Cover Page

1. Please revise to leave the date of the prospectus at the bottom of the cover page undated as that date should approximate the date of the effectiveness of the registration statement. Please see Rule 423 of Regulation C.

Our business operations may be materially and adversely affected by the outbreak of the Coronavirus ("COVID-19"), page 4

2. Your risk factor disclosure on page 4 indicates that the COVID-19 pandemic has impacted the operations of businesses in your industry. Please disclose the specific known material

impacts of the pandemic on your revenue, expenses, net income, liquidity and cash flows for the reported periods. Also, discuss any known trends that are reasonably likely to have a material impact on your operating results in future periods.

RISK FACTORS, page 4

3.   Based on your disclosures on page 25, it is not clear that your CEO has US GAAP experience. Please tell us the background and experience of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations, including education, professional designations such as Certified Public Accountant (U.S.) and professional experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP. If your staff does not have sufficient knowledge of US GAAP and SEC rules and regulations, please provide a risk factor that appropriately addresses the potential implications of this limited knowledge.

4.   Please include a risk factor about the conflict of interest created by Ms. Wang Min's ability to simultaneously sell shares as a selling shareholder and to sell shares on behalf of the Company.

Our securities have no prior market and an active trading market may not develop..., page 8

5.   We note your disclosure on page 8 that "[t]he initial public offering price for [your] common stock will be determined through negotiations between [you] and the representatives of the underwriters...." Please revise this statement for consistency with your disclosure elsewhere that shares will be offered at a fixed price of $0.01 per share and that this is a self-underwritten offering.

Liquidity and Capital Resources, page 15

6.   We note from your risk factor disclosures that you receive substantially all of of your revenue in RMB. We assume your expenses and a significant portion of your assets and liabilities are also denominated in RMB. We also note that shortages in the availability of foreign currency may restrict your ability to remit sufficient foreign currency to pay dividends, or otherwise satisfy foreign currency denominated obligations. In light of the fact that the RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions, please expand your disclosures to indicate how earnings and cash are transferred from your PRC subsidiary to your entities outside the PRC and, conversely, how cash is transferred to your PRC subsidiary. Please also disclose restrictions that impact the ability to transfer cash within your corporate structure. Finally, please disclose the amount of cash denominated in RMB.

DESCRIPTION OF BUSINESS

Business Model, page 18

7. You state on page 17 that you source all supply of BCBF from a single supplier, Pingchang Lingfeng Agricultural Development Co., Ltd. Please disclose the material terms of this agreement.

PLAN OF DISTRIBUTION, page 22

8. We note that Ms. Wang Min will be selling shares on behalf of the company in its self-underwritten offering. We also note that Ms. Wang Min will be participating in the selling shareholders offering. Please discuss how Ms. Wang Min will determine whether to sell shares on behalf of the company or her own account when presented with a selling opportunity.

9. We note that you intend to seek to have your shares of common stock quoted on the OTC Marketplace and your disclosure elsewhere regarding your plan for quotation on the OTCQB. Please expand your disclosure to discuss the likelihood that your shares will be approved for quotation on the OTCQB in light of the eligibility requirements.

Note 3. Summary of Significant Accounting Policies -- Inventories, page F-18

10. Please disclose your accounting policy for inventory and provide the disclosures required by ASC 210-10-50-1 and ASC 330-10-50.

Note 5. Acquisition of SCQC Agriculture Co. Limited, page F-22

11. We note that prior to your June 15, 2020 acquisition of SCQC, the Company had little to no operations. In addition, your financial statements for the nine months ended September 30, 2020 reflect the fact that the Company succeeded to substantially all of the business activities of SCQC. As such, it appears that SCQC is the predecessor of the Company. As the Company's predecessor, financial information for SCQC is required for all periods before the succession as if it were the Company, with no lapse in audited periods or omission of other required information, such as MD&A.   Refer to Article 8-04 of Regulation S-X and revise to provide the appropriate financial statements for SCQC. Please note that the interim period of SCQC before its acquisition by the Company must be audited when audited financial statements for the period after the acquisition are presented.

12. Although you disclose that the $167,444 consideration paid was cash, we do not see investing cash outflows on your statement of cash flows as required by ASC 230-10-45-13. If this cash payment relates to the $212,887 "Paid in capital of YCWB agricultural Technology Co. Limited on behalf" item within Note 9. Amount Due to a Director, please fully explain, and revise your disclosures to clarify, the nature of the agreements that were entered into and the resulting cash transactions to support the appropriateness of your cash flow presentation. To the extent related, please also reconcile the $167,444 to the

$212,887. In addition, we note that the changes in operating assets and liabilities within your cash flows from operating activities appear to relate, in large part, to the assets and liabilities acquired from SCQC. However, pursuant to ASC 230, you should not reflect the assets and liabilities acquired in a business acquisition as operating cash flows. Only changes to these accounts subsequent to the acquisition are reflected as operating cash flows. Refer to ASC 230-10-45-16 and 45-17.   Please address the need to revise your statement of cash flows.

13.   Expand your disclosures to include the amounts recognized as of the acquisition date for each major class of assets acquired and liabilities assumed. Refer to ASC 805-20-50-1.c. and 805-10-55-41.

General

14.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact David Burton at 202-551-3626 or Jeanne Baker at 202-551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Celeste Murphy at 202-551-3257 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Life Sciences

cc: Matthew McMurdo, Esq.